UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 _____________________________
SCHEDULE TO (RULE 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 (Amendment No. 1)

GENENTECH, INC. (Name of Subject Company (Issuer))

ROCHE INVESTMENTS USA INC. (Offeror)
an indirect wholly owned subsidiary of
ROCHE HOLDING LTD (Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer and other person))

Common Stock, Par Value $0.02 Per Share
(Title of Class of Securities) _____________________________
368710406
(Cusip Number of Class of Securities)

Carol Fiederlein Roche Investments USA Inc. 1220 N. Market Street, Suite #334 Wilmington, DE 19801 Telephone: (302) 425-0151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Dr. Beat Kraehenmann Roche Holding Ltd Grenzacherstrasse 124 CH-4070 Basel Switzerland Telephone: +41-61-688-1111	Christopher Mayer Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$42,056,058,888.50	$1,652,803.11

*
Estimated for purposes of calculating the filing fee only.  Calculated by adding (i) the product of (A) 464,844,149, which is the difference between 1,052,033,529, the number of shares (“Shares”) of common stock of Genentech, Inc. outstanding as of September 30, 2008, and 587,189,380, the number of Shares beneficially owned by Roche Holding Ltd and (B) $86.50, which is the per Share tender offer price, and (ii) the product of (A) 76,800,000, which is the number of Shares subject to “in-the-money” options outstanding as of September 30, 2008, and (B) $24.05, which is the difference between the $86.50 per Share tender offer price and $62.45, the average weighted exercise price of such options. The number of outstanding Shares, the number of Shares subject to “in-the-money” options and the average weighted exercise price for such options is contained in Genentech’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 2 for Fiscal Year 2009 issued by the Securities and Exchange Commission on September 29, 2008, by multiplying the transaction valuation by 0.0000393.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,652,803.11	Filing Party:	Roche Investments USA Inc./Roche Holding Ltd
Form or Registration No.:	Schedule TO-T	Date Filed:	February 9, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑      third-party tender offer subject to Rule 14d-1
☐      issuer tender offer subject to Rule 13e-4
☑      going-private transaction subject to Rule 13e-3
☐      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO on February 9, 2009 (the “Schedule TO”) by Roche Holding Ltd, a joint stock company organized under the laws of Switzerland (“Parent”), and Roche Investments USA Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (the “Purchaser”).  The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.02 per share (the “Shares”), of Genentech, Inc., a Delaware corporation (the “ Company”), not owned by Parent and its subsidiaries at $86.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 9, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9, 11 and 13.

(1) The following sentence:

“On February 23, 2009, the Company filed a Solicitation / Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission, in which the Special Committee recommended that the Company’s stockholders reject the Offer and not tender their Shares.”

is added to the Offer to Purchase in each of the following places: (a) at the end of the first paragraph in the “Summary Term Sheet” under the caption, “What does the board of directors of Genentech think of the offer?;” (b) at the end of the ninth paragraph (beginning with “Following our announcement of the $89 per Share proposal on July 21, 2008….”) under “Introduction;” (c) as the last paragraph under “Special Factors — Section 1 — Background;” and (d) at the end of the last paragraph under “Special Factors — Section 9 — Transactions and Arrangements Concerning the Shares.”

(2) The following paragraph:

“If, but only if, the Roche Group owns 90% or more of the outstanding Shares following consummation of the Offer, we intend to consummate promptly a short-form merger under Delaware law.  Pursuant to such merger, all public stockholders at the time of the merger would be entitled to receive for each of their Shares (i) an immediate cash payment equal to the price per Share paid in the Offer and (ii) a future cash payment equal to the incremental amount, if any, by which a “banker valuation” determined in accordance with the Affiliation Agreement exceeds the Offer price, in each case, without interest.  The initial amount would be payable at the effective time of the merger, and the incremental amount, if any, would be payable promptly after the “banker valuation” has been determined in accordance with the Affiliation Agreement.  As a result, the public stockholders at the time of the merger will receive at least the price per Share paid in the Offer.  See “Special Factors — Section 6 — Effects of the Offer.”

replaces each of the following in their entirety in the Offer to Purchase: (a) the first paragraph in the “Summary Term Sheet” under the caption, “Will the offer be followed by a merger if all the shares are not tendered in the offer?;” (b) the sixth paragraph (beginning with “If following the consummation of the Offer the Roche Group owns 90%….”) under “Introduction;” (c) the second bullet point (beginning with “If following consummation of the Offer….”) under “Special Factors — Section 2 — Purpose of and Reasons for the Offer; Plans for the Company — Purpose of and Reasons for the Offer;” and (d) the bullet point on page 23 that begins with “If after the consummation of the Offer….” under “Special Factors — Section 3 — Position of Roche Regarding Fairness of the Transaction.”

(3) The following paragraph:

“If, but only if, the Roche Group owns 90% or more of the outstanding Shares following consummation of the Offer, we intend to consummate promptly a short-form merger under Delaware law.  Pursuant to such merger, all public stockholders at the time of the merger would be entitled to receive for each of their Shares (i) an immediate cash payment equal to the price per Share paid in the Offer and (ii) a future cash payment equal to the incremental amount, if any, by which the “banker valuation” described below exceeds the Offer price, in each case, without interest.  The initial amount would be payable at the effective time of the merger, and the incremental amount, if any, would be payable promptly after the “banker valuation” has been determined in accordance with the Affiliation Agreement.  As a result, the public stockholders at the time of the merger will receive at least the price per Share paid in the Offer.  Under Section 4.03 of the Affiliation Agreement, if the Roche Group owns 90% or more of the outstanding Shares, any merger between the Company and a member of the Roche Group must satisfy either one of two conditions.  The so-called “banker valuation” condition (which is the condition Roche intends to satisfy) requires that the value of the consideration to be received by the public stockholders in the merger must be equal to or greater than the average of the means of the ranges of fair values for the Shares as determined by two investment banks of nationally recognized standing appointed by a committee of the Company’s independent directors.  See “Special Factors — Section 10 — Related Party Transactions — Certain Governance Arrangements — Affiliation Agreement — Business Combinations with RHI.” After consummation of the short-form merger, we intend to take all action reasonably necessary to cause the “banker valuation” to be determined in accordance with the Affiliation Agreement as soon as reasonably practicable, including requesting that a committee of the Company’s independent directors appoint two investment banks of nationally recognized standing to make such determination.”

replaces each of the following in their entirety in the Offer to Purchase: (a) the first paragraph in the Offer to Purchase under “Special Factors — Section 6 — Effects of the Offer;” and (b) the first paragraph under “The Offer — Section 13 — Certain Legal Matters; Regulatory Approvals — Requirements for a Merger.”

(4) The last bullet point on page 24 of the Offer to Purchase under “Special Factors — Section 3 — Position of Roche Regarding Fairness of the Transaction” is replaced with the following:

“If the Roche Group owns 90% or more of the outstanding Shares following consummation of the Offer and completes a short-form merger as described above, the public stockholders of the Company at the time of the merger may receive a price per Share in the merger that is higher than the Offer Price.”

(5) The following is added at the beginning of the second bullet point in the Offer to Purchase under “Special Factors — Section 10 — Related Party Transactions — Certain Governance Arrangements — Affiliation Agreement — Business Combinations with RHI:”

“in the event such a favorable vote is not obtained,”

(6) The third and fourth paragraphs in the Offer to Purchase under “Introduction” are replaced with the following:

“According to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “Company 10-K”), there were outstanding approximately 1,053,413,655 Shares as of February 6, 2009 and employee stock options to purchase approximately 77,400,000 Shares as of December 31, 2008 (or approximately 1,130,813,655 Shares on a fully diluted basis).  The Roche Group owns 587,189,380 Shares representing approximately 55.7% of the outstanding Shares.  Except as set forth on Schedule B to this Offer to Purchase, the officers, directors and controlling shareholders of Parent (including the directors of the Company designated by the Roche Group) do not beneficially own any Shares.  Based on information contained in the Company’s Solicitation / Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (“SEC”) on February 23, 2009, we believe that, as of February 9, 2009, the officers and directors of the Company (other than the directors of the Company designated by the Roche Group) beneficially own approximately 10,557,102 Shares (including 10,491,874 Shares issuable upon the exercise of vested and exercisable options).

Based on the foregoing, we believe that, as of February 6, 2009, there were approximately 466,159,047 Shares outstanding, excluding Shares owned by the Roche Group, the officers, directors and controlling shareholders of Parent and the officers and directors of the Company.  Accordingly, we believe that the Majority of the Minority Condition would be satisfied if approximately 233,079,524 Shares are validly tendered pursuant to the Offer and not withdrawn (assuming that none of the outstanding options are exercised prior to the consummation of the Offer).  We have not verified this share capitalization information with the Company, and the actual number of Shares necessary to satisfy the Majority of the Minority Condition may be different as a result of the exercise of options or repurchases of Shares by the Company prior to the expiration of the Offer.  For purposes of calculating the Majority of the Minority Condition, Shares held by the Company in treasury or any subsidiary of the Company shall not be deemed to be outstanding.”

(7) All references in the Offer to Purchase to “55.8%” and to “1,052,033,529 Shares outstanding as of October 31, 2008” are replaced with references to “55.7%” and “1,053,413,655 Shares outstanding as of February 6, 2009”, respectively.

(8) The following is added at the end of the bullet point captioned “Raptiva” on page 21 of the Offer to Purchase under “Special Factors — Section 3 — Position of Roche Regarding Fairness of the Transaction:”

“On February 10, 2009, an additional case of PML in a patient receiving Raptiva was reported.  On February 19, 2009, the European Medicines Agency announced that it recommended the suspension of the marketing authorization for Raptiva and the U.S. Food and Drug Administration issued a public health advisory regarding Raptiva.  In the Company 10-K, the Company has cautioned that it expects Raptiva to lose market share to competitors due to the PML cases and that the Company may be unable to maintain regulatory approval for Raptiva or there may be significant restrictions placed on its use.  For further information concerning the Company’s disclosure, see Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in the Company 10-K.”

(9) The information appearing in the Offer to Purchase under “Special Factors — Section 10 — Related Party Transactions — Commercial Relationships and Other Transactions and Arrangements” is replaced with the following:

“The Company regularly engages in transactions with members of the Roche Group in the ordinary course of business.  Since 1990 when the Roche Group first acquired a majority interest in the Company, the Roche Group has been the Company’s most significant strategic partner collaborating with the Company on the co-development and commercialization of many of the Company’s key products. As a result, the Company and its subsidiaries and the Roche Group are currently parties to a number of commercial agreements. These agreements include: the Commercialization Agreement, a July 1998 licensing and marketing agreement related to anti-HER2 antibodies, a research collaboration agreement, a tax sharing agreement, an umbrella supply agreement, a short-term supply agreement, a licensing agreement between the Company and Piramed Limited related to molecules targeting the PI3 kinase pathway, a licensing agreement related to a preclinical small-molecule drug development program, an agreement between the Company and Chugai Pharmaceutical Co., Ltd. related to the manufacture of Actemra® (tocilizumab), a companion diagnostics master agreement between the Company and Roche Molecular Systems and a collaboration agreement among the Company, Roche and GlycArt for the joint development and commercialization of GA101.  Information regarding these agreements, transactions and arrangements, including the amounts involved, is set forth below and in the Company 10-K under Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 10, “Relationship with Roche Holdings, Inc. and Related Party Transactions” to the Consolidated Financial Statements of the Company, which sections are incorporated by reference herein.  All descriptions provided in this Offer to Purchase regarding these agreements, transactions and arrangements are qualified by reference to the Company 10-K.

Under the Company’s existing arrangements with the Roche Group, including the Commercialization Agreement, the Company recognized the following amounts (in millions):

	2008	2007	2006
Product sales to the Roche Group	$868	$768	$359
Royalties earned from the Roche Group	$1,544	$1,206	$846
Contract revenue from the Roche Group	$138	$95	$125
Cost of sales on product sales to the Roche Group	$472	$422	$268
Research and development expenses incurred on joint development projects with the Roche Group	$336	$259	$213
In-licensing expenses to the Roche Group	$145	– _	– ”

(10) The second sentence in the Offer to Purchase under “Special Factors — Section 10 — Related Party Transactions — Transactions and Arrangements with Novartis” is replaced with the following:

“Information regarding these transactions, including the amounts involved, is set forth in the Company 10-K under Note 10, “Relationship with Roche Holdings, Inc. and Related Party Transactions — Novartis” to the Consolidated Financial Statements of the Company, which section is incorporated by reference herein.”

(11) The information appearing in the Offer to Purchase under “The Offer — Section 8 — Certain Information Concerning the Company — Financial Information” and “The Offer — Section 8 — Certain Information Concerning the Company — Recent Developments” is replaced with the following:

“Financial Information.  The following table sets forth summary historical consolidated financial data for the Company as of and for each of the years ended December 31, 2008 and 2007. The selected financial data and the per Share data set forth below are extracted from, and should be read in conjunction with, the consolidated financial statements and other financial information contained in the Company 10-K. More comprehensive financial information is included in the Company 10-K (including management’s discussion and analysis of financial condition and results of operation) and other documents filed by the Company with the SEC, and the following summary is qualified in its entirety by reference to the Company 10-K and such other documents and all of the financial information and notes contained therein. The financial statements included as Item 8 of the Company 10-K are hereby incorporated by reference in this Offer to Purchase. The report and other documents may be examined, and copies may be obtained from the SEC in the manner described under “— Additional Information” below.

Summary Historical Consolidated Financial Data
(in millions, except per Share amounts and ratio of earnings to fixed charges)

	Years Ended December 31,
	2008	2007
	(audited)
Consolidated Balance Sheet Data
Total current assets	$10,073	$8,753
Total noncurrent assets	11,714	10,187
Total assets	$21,787	$18,940

Total current liabilities	$3,095	$3,918
Total noncurrent liabilities	3,021	3,117
Total liabilities	$6,116	$7,035

Consolidated Statements of Income Data
Total operating revenue	$13,418	$11,724
Product sales	10,531	9,443
Royalties	2,539	1,984
Contract revenue	348	297
Total costs and expenses	8,089	7,495
Operating income	5,329	4,229
Net income	$3,427	$2,769
Ratio of earnings to fixed charges (1)	42.33	35.06

Comparative per Share Data
Net income per Share
Basic	$3.25	$2.63
Diluted	$3.21	$2.59
Book Value per Share (2)	$14.88
__________________________________
Notes to Summary Historical Consolidated Financial Data:

(1)
The Company historically has not reported a ratio of earnings to fixed charges.  The ratio of earnings to fixed charges has been computed based on publicly available information.  For purposes of determining this ratio, earnings consists of pre tax income from continuing operations, plus fixed charges, less capitalized interest.  Fixed charges include interest costs, whether expensed or capitalized, and an estimate by Roche of the Company’s interest component of rental expense.  Roche’s estimate of the Company’s interest component of rental expense may not be consistent with the Company’s estimate and, therefore, the Company’s calculation of the ratio of earnings to fixed charges may differ from Roche’s calculation.

(2)
Book value per share is not a term defined by generally accepted accounting principles.  Book value per Share is calculated by dividing total stockholders’ equity as of December 31, 2008 by the number of Shares outstanding as of February 6, 2009.”

(12) The following new paragraphs are added to the Offer to Purchase after the final paragraph under “The Offer — Section 13 — Certain Legal Matters; Regulatory Approvals — Certain Litigation — Delaware Chancery Court:”

“On February 19, 2009, plaintiffs in In re Genentech, Inc. Shareholders Litigation filed a motion for leave to serve and file a supplement to the Consolidated Delaware Complaint.  Also on February 19, 2009, the plaintiffs filed a motion to preliminarily enjoin the Offer based on allegations, described in the supplement to the complaint, that the Offer is structurally coercive and not entirely fair to the public stockholders of the Company and contains materially false and misleading disclosures.  Oral argument on plaintiffs’ motion for a preliminary injunction will be heard on March 9, 2009, and Roche intends to vigorously oppose the motion.

On February 24, 2009, the court deemed plaintiffs’ supplement to the complaint filed and served as of that date.  The supplement to the complaint adds Purchaser as a named defendant and seeks damages, declaratory and injunctive relief based on allegations that, among other things, the Roche entities and the Roche Group’s designees on the Company’s board of directors breached their fiduciary duties to the Company’s public stockholders by commencing the Offer.  Plaintiffs allege that the Offer is coercive and not entirely fair, contains materially false and misleading disclosures and seeks to cash out the Company’s public stockholders at a grossly inadequate price before the anticipated release in April 2009 of clinical trial results for Avastin.  The supplement to the complaint further alleges that the Offer is coercive and thus is subject to entire fairness review because, among other things, Roche cannot commit unilaterally to consummate a short-form merger promptly after closing the Offer at the same price as was paid in the Offer, and Roche has made certain “retributive threats” concerning the alternatives it may pursue in the event that the Offer is not completed, including the possibility that Roche could exercise its right to proportional representation on the Company’s board of directors.

The supplement to the complaint also seeks declaratory relief concerning the validity and interpretation of Section 4.02 of the Affiliation Agreement and alleges that the Offer misstates the requirements of that agreement for a merger of Roche and the Company.  The supplement to the complaint alleges that Section 4.02 requires that any merger of Roche and the Company must first be submitted to a vote of the then-outstanding public stockholders and that, only in the event such a favorable vote is not obtained, the consideration to be paid in such a merger may be established by two independent investment banks.  The supplement to the complaint further alleges that Section 4.02 violates Delaware Law insofar as it provides that no person or group may cast more than 5% of the votes cast in such a vote.  The supplement to the complaint also alleges that the Tender Offer Statement on Schedule TO filed with the SEC in connection with the Offer fails to disclose material information, including copies of the presentations exchanged between Greenhill and Goldman Sachs, the November Financial Model, the June LRP Summary, the Company’s December 2007 long range plan, the “proposed December 2008 Long-Range Plan” and the “December 2008 budget,” as well as Roche’s internal projections on the Company’s business prospects and product pipeline.”

Item 12.

Exhibit No.	Description

(a)(5)(xxxxii)	Supplement to the Consolidated Class Action Complaint, dated February 19, 2009, filed in In re Genentech, Inc. Shareholders Litigation (in the Court of Chancery of the State of Delaware).

(a)(5)(xxxxiii)	Press Release issued by Roche, dated February 27, 2009.

(a)(5)(xxxxiv)	Presentation on Roche’s offer to acquire minority shares in Genentech, dated March 2009.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2009

ROCHE INVESTMENTS USA INC.

By: /s/ Carol Fiederlein
Name: Carol Fiederlein
Title: Secretary

ROCHE HOLDING LTD

By: /s/ Steve Krognes
Name: Steve Krognes
Title: Authorized Signatory

By: /s/ Beat Kraehenmann
Name: Dr. Beat Kraehenmann
Title: Authorized Signatory

EXHIBIT INDEX

Item 12.  Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated February 9, 2009.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians, Holder of Employee Stock Purchase Plan Shares and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians, Holder of Employee Stock Purchase Plan Shares and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Summary Advertisement to be published in The Wall Street Journal.*
(a)(5)(i)
Roche Annual Report 2008 Finance Report, containing the audited consolidated financial statements for Roche Holding Ltd and its consolidated subsidiaries as of and for each of the years ended December 31 2008 and 2007.*

(a)(5)(ii)
Verified consolidated class action complaint in the consolidated action captioned In re Genentech, Inc. Shareholders Litigation, filed in the Court of Chancery of the State of Delaware and dated August 18, 2008.*

(a)(5)(iii)
Complaint of Alameda County Employees’ Retirement Association against Genentech, Inc., William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Roche Holdings, Inc., and Roche Holding, Ltd., filed in the Court of Chancery of the State of Delaware and dated July 29, 2008.*

(a)(5)(iv)
Complaint of City of Dearborn Heights General Employees’ Retirement System against Roche Holdings AG, Herbert Boyer, William Burns, Erich Hunziker, Jonathan Knowles, Arthur Levinson, Debra Reed, and Charles Sanders, filed in the Court of Chancery of the State of Delaware and dated July 25, 2008.*

(a)(5)(v)
Complaint of City of Edinburgh Council as Administering Authority of Lothian Pension Fund against Roche Holdings, Inc., Herbert Boyer, William Burns, Erich Hunziker, Jonathan Knowles, Arthur Levinson, Debra Reed, and Charles Sanders, filed in the Court of Chancery of the State of Delaware and dated July 29, 2008.*

(a)(5)(vi)
Complaint of Fulton County Employees’ Retirement System against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc., and Roche Holding Ltd, filed in the Court of Chancery of the State of Delaware and dated August 5, 2008.*

(a)(5)(vii)
Complaint of Ira J. Gaines against Genentech, Inc., Roche Holding, Ltd., Roche Holdings, Inc., Arthur D. Levinson, Herbert W. Boyer, William Burns, Erich Hunziker, Jonathan Knowles, Debra Reed, and Charles Sanders, filed in the Court of Chancery of the State of Delaware and dated July 23, 2008.*

(a)(5)(viii)
Complaint of The General Retirement Fund for the City of Detroit against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc., and Roche Holding Ltd, filed in the Court of Chancery of the State of Delaware and dated August 7, 2008.*

(a)(5)(ix)
Complaint of Montgomery County Employees’ Retirement Fund against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc., and Roche Holding Ltd, filed in the Court of Chancery of the State of Delaware and dated July 22, 2008.*

(a)(5)(x)
Complaint of City of Tallahassee’s Employees’ Retirement System against Genentech Inc., Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, and Roche Holdings, Inc., and Roche Holding Ltd, filed in the Court of Chancery of the State of Delaware and dated July 28, 2008.*

(a)(5)(xi)
Complaint of Peter Wrubel against Genentech, Inc., Roche Holding, Ltd., Roche Holdings, Inc., Arthur D. Levinson, Herbert W. Boyer, William Burns, Erich Hunziker, Jonathan Knowles, Debra Reed, and Charles Sanders, filed in the Court of Chancery of the State of Delaware and dated July 24, 2008.*

(a)(5)(xii)
Complaint of Bader & Yakaitis PSP and Trust against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed and Charles Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 22, 2008.*

(a)(5)(xiii)
Complaint of Misty L. Colwell against Genentech, Inc., Arthur D. Levinson, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Herbert W. Boyer, Debra L. Reed, Charles A. Sanders, and Roche Holdings AG, filed in the Superior Court of the State of California, County of San Mateo and dated July 21, 2008.*

(a)(5)(xiv)
Complaint of Robert Corwin against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc. and Roche Holding Ltd, filed in the Superior Court of the State of California, County of San Mateo and dated July 29, 2008.*

(a)(5)(xv)
Complaint of Robert L. Garber against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 22, 2008.*

(a)(5)(xvi)
Complaint of Joel A. Gerber against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 22, 2008.*

(a)(5)(xvii)
Complaint of Elizabeth Henderson against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Roche Holdings, Inc., and Roche Holding Ltd, filed in the Superior Court of the State of California, County of San Mateo and dated July 23, 2008.*

(a)(5)(xviii)
Amended complaint of Elizabeth Henderson against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Roche Holdings, Inc., and Roche Holding Ltd, filed in the Superior Court of the State of California, County of San Mateo and dated August 15, 2008.*

(a)(5)(xix)
Complaint of James Kenney against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, Debra L. Reed, Charles A. Sanders, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, filed in the Superior Court of the State of California, County of San Mateo and dated July 22, 2008.*

(a)(5)(xx)
Complaint of Katherine Krattenmaker against Arthur D. Levinson, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Herbert W. Boyer, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche and Roche Holdings Inc., filed in the Superior Court of the State of California, County of San Mateo and dated July 21, 2008.*

(a)(5)(xxi)
Complaint of Louisiana Municipal Police Employees’ Retirement System against Genentech, Inc., Roche Holdings, Inc., William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Herbert W. Boyer, Arthur D. Levinson, Debra L. Reed, and Charles A. Sanders, filed in the Superior Court for the State of California, County of San Mateo and dated July 23, 2008.*

(a)(5)(xxii)
Complaint of Louisiana Sheriffs’ Pension and Relief Fund against Genentech, Inc., Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Roche Holding AG, filed in the Superior Court for the State of California, County of San Mateo and dated July 23, 2008.*

(a)(5)(xxiii)
Complaint of Lucky All Five Investments, LP against Genentech, Inc., Roche Holdings, Inc., Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 24, 2008.*

(a)(5)(xxiv)
Complaint of Vern Mercier against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 24, 2008.*

(a)(5)(xxv)
Complaint of Vern Mercier against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed, and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Francisco and dated July 24, 2008.*

(a)(5)(xxvi)
Complaint of New Jersey Laborers Pension Fund and New Jersey Laborers Annuity Fund against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc. and Roche Holding Ltd, filed in the Superior Court of the State of California, County of San Mateo and dated August 7, 2008.*

(a)(5)(xxvii)
Complaint of Eric A. Olsen against Genentech, Inc., Roche Holding Ltd, Roche Holdings, Inc., Arthur D. Levinson, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Herbert W. Boyer, Debra L. Reed, and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated August 19, 2008.*

(a)(5)(xxviii)
Complaint of Papazian Distributing Co., Inc. against Roche Holdings, Inc., Roche Holding AG, Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William Burns, Erich Hunziker, Jonathan Knowles, Debra Reed, and Charles Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 24, 2008.*

(a)(5)(xxix)
Complaint of Elsa Rosenberg against Genentech, Inc., Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, and Roche Holdings AG, filed in the Superior Court of the State of California, County of San Mateo and dated July 21, 2008.*

(a)(5)(xxx)
Complaint of Irving J. Taylor against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc. and Roche Holding Ltd, filed in the Superior Court of the State of California, County of San Mateo and dated July 29, 2008.*

(a)(5)(xxxi)
Complaint of Arnold Wandel against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., and Roche Holding AG, filed in the Superior Court of the State of California, County of San Mateo and dated July 22, 2008.*

(a)(5)(xxxii)
Complaint of Ernest Gottdiener against Arthur D. Levinson, Charles A. Sanders, Jonathan K.C. Knowles, William M. Burns, Erich Hunziker, Herbert W. Boyer, Debra L. Reed, Genentech, Inc. and Roche Holding AG, filed in the United States District Court for the Northern District of California and dated August 5, 2008.*

(a)(5)(xxxiii)
Complaint of John P. McCarthy Profit Sharing Plan against Genentech, Inc., Roche Holding, Ltd, Roche Holdings, Inc., Roche Holding AG, Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed, and Charles Sanders, filed in the United States District Court for the Northern District of California and dated August 4, 2008.*

(a)(5)(xxxiv)
Complaint of Arnold Wandel against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., and Roche Holding AG, filed in the United States District Court for the Northern District of California and dated July 23, 2008.*

(a)(5)(xxxv)
Stipulation and Agreement Resolving Certain Issues Between and Among Co-Lead Plaintiffs and Defendants Roche Holdings, Inc., Erich Hunziker, Jonathan K.C. Knowles, and William M. Burns, filed in In re Genentech, Inc. Shareholders Litigation (in the Court of Chancery of the State of Delaware) and dated September 24, 2008.*

(a)(5)(xxxvi)
Order of Vice Chancellor Strine, dated September 26, 2008, Granting the Stipulation and Agreement Resolving Certain Issues Between and Among Co-Lead Plaintiffs and Defendants Roche Holdings, Inc., Erich Hunziker, Jonathan K.C. Knowles, and William M. Burns, filed in In re Genentech, Inc. Shareholders Litigation (in the Court of Chancery of the State of Delaware).*

(a)(5)(xxxvii)	Press Release issued by Roche, dated February 9, 2009.*
(a)(5)(xxxviii)	Investor Q&A, dated February 9, 2009.*
(a)(5)(xxxix)	Roche Investor Presentation, dated February 9, 2009.*
(a)(5)(xxxx)	Transcript of Interview with Dr. Humer, dated February 9, 2009.*
(a)(5)(xxxxi)	Letter to Genentech Employees, dated February 9, 2009.*
(a)(5)(xxxxii)	Supplement to the Consolidated Class Action Complaint, dated February 19, 2009, filed in In re Genentech, Inc. Shareholders Litigation (in the Court of Chancery of the State of Delaware).
(a)(5)(xxxxiii)	Press Release issued by Roche, dated February 27, 2009.
(a)(5)(xxxxiv)	Presentation on Roche’s offer to acquire minority shares in Genentech, dated March 2009.
(c)(i)	Presentation dated February 7, 2009 provided by Greenhill & Co., LLC to Roche.*
(d)(i)
Form of Affiliation Agreement dated as of July 22, 1999, between the Company and Roche Holdings, Inc. (incorporated by reference to Exhibit 10.1 to Amendment No. 3 to the Company’s Registration Statement (No. 333-80601) on Form S-3 filed on July 16, 1999).*

(d)(ii)
Amendment No. 1 dated as of October 22, 1999 to the Affiliation Agreement dated as of July 22, 1999 between the Company and Roche Holdings, Inc. (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999 filed on February 8, 2000).*

(d)(iii)
Form of Amended and Restated Agreement, restated as of July 1, 1999, between the Company and F. Hoffmann-La Roche Ltd regarding Commercialization of Genentech’s Products outside the United States (incorporated by reference to Exhibit 10.2 to Amendment No. 3 to the Company’s Registration Statement (No. 333-80601) on Form S-3 filed on July 16, 1999).*

(d)(iv)
Amendment dated as of March 10, 2000 to Amended and Restated Agreement between the Company and F. Hoffmann-La Roche Ltd regarding Commercialization of Genentech’s Products outside the United States (incorporated by reference to Exhibit 10.18 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed on July 27, 2004).*

(d)(v)
Amendment dated as of June 26, 2000 to Amended and Restated Agreement between the Company and F. Hoffmann-La Roche Ltd regarding Commercialization of Genentech’s Products outside the United States (incorporated by reference to Exhibit 10.19 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed on July 27, 2004).*

(d)(vi)
Third Amendment dated as of April 30, 2004 to Amended and Restated Agreement between the Company and F. Hoffmann-La Roche Ltd regarding Commercialization of the Company’s Products outside the United States (incorporated by reference to Exhibit 10.20 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed on July 27, 2004).*

(d)(vii)
Form of Tax Sharing Agreement dated as of July 22, 1999 between the Company and Roche Holdings, Inc (incorporated by reference to Exhibit 10.3 to Amendment No. 3 to the Company’s Registration Statement (No. 333-80601) on Form S-3 filed on July 16, 1999).*

(d)(viii)
Collaborative Agreement dated as of April 13, 2004 among the Company, F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc. (incorporated by reference to Exhibit 10.21 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed on July 27, 2004).*

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).*
(g)	Not applicable.
(h)	Not applicable.

* Previously filed